Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the three- and nine-month periods ended September 30, 2020 and 2019 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2019, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

We have been developing IFX-1 for the treatment of hidradenitis suppurativa (HS), a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of IFX-1 in HS did not meet its primary endpoint. On July 18, 2019 we published a post-hoc analysis showing multiple signals of efficacy for the IFX-1 high dose group compared to the placebo group within the initial phase of the SHINE study. On November 6, 2019, we reported additional data from the open label extension (OLE) phase of the international SHINE Phase IIb study. In June 2020, we completed an end of Phase II meeting with the FDA to discuss a Phase III development program for the use of IFX-1 in the treatment of HS.  Additionally, in July 2020, we received scientific advice from the European Medicines Agency (EMA) regarding the Phase III development program for the use of IFX-1 in the treatment of HS. We are currently working diligently to determine the best global clinical development strategy for this indication considering the received feedback from both regulatory authorities.

We are also developing IFX-1 in severe COVID-19 induced pneumonia with an adaptive randomized open label multicenter trial in Europe. On June 17, 2020, we announced interim results from the first 30 patients treated in the adaptive randomized Phase II/III trial in patients. On September 14, 2020, we announced the initiation of the Phase III part of the study with the first clinical site open for enrollment in the Netherlands.

We intend to develop IFX-1 and other proprietary antibodies and molecules, and evaluate other technologies as well, to address a wide array of complement-mediated and other diseases with significant unmet needs, including Anca associated vasculitis, or AAV, a rare, life-threatening autoimmune disease, Pyoderma Gangraenosum, or PG, a rare inflammatory skin disorder and indications in oncology and potentially other indications and diseases.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. To date, we have no regulatory approved products for commercial use, have not generated any revenue and have financed our operations primarily through public offerings and private placements of our stock as well as other income from various grants. As of September 30, 2020, we had raised an aggregate of approximately €215.8 million, comprised of €49.2 million in net proceeds from a follow-on public offering in May 2018, €81.8 million in net proceeds from our initial public offering, €74.0 million in gross proceeds from private placements of our securities, €9.0 million in net proceeds from an at-the-market program and €1.75 million in payments in connection with various grants. On July 7, 2020, the Company filed with the United States Securities and Exchange Commission (SEC) a Form F-3 with respect to the offer and sale of securities of the Company (Shelf Registration Statement). The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sales of our stock over time of up to $50.0 million of its common shares pursuant to a Sales Agreement with SVB Leerink LLC. As of September 30, 2020, the Company had issued 1,958,186 common shares resulting in €9.0 million in net proceeds to the Company. Following these issuances, the remaining value authorized for sale under the at-the-market program is $38.8 million. As of September 30, 2020, we had cash and cash equivalents of €44.8 million and financial assets of €50.8 million. As of September 30, 2020, we had an accumulated deficit of €159.5 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses might increase in the next years if and as we:

•
continue to develop and conduct clinical trials with respect to our lead product candidate, IFX-1, including in connection with the evaluation of any additional clinical development in HS, in connection with the ongoing Phase II clinical trials in AAV and PG as well as planned Phase II studies in oncology and an ongoing Phase III trial in severe COVID-19 induced pneumonia;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;

•	actively seek to identify additional research programs and additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for IFX-1 and IFX-2;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control and scientific personnel;

•	our use of share-based employee retention instruments that may involve significant future expense; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our expenses in any quarter may not be indicative of our expenses in future periods, and in particular we expect that our expenses, and therefore our net losses, could vary depending on the going forward strategy relating to the clinical development of IFX-1 in HS, AAV, PG, COVID-19 and additional indications as well as any potential addition of a technology platform or asset.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop IFX-1 or any additional product candidates.

Recent Developments

In June 2020, we completed an end of Phase II meeting with the FDA to discuss a Phase III development program for the use of IFX-1 in the treatment of HS. During the course of the meeting, the FDA agreed to key proposals to support a BLA submission, including aspects of the Phase III trial design, IFX-1 dosing, target study population, and the nonclinical and clinical pharmacology data packages. As part of the Phase III design, the Company proposed using the International Hidradenitis Suppurativa Severity Score (IHS4) as the primary efficacy endpoint. While the FDA did not agree that the IHS4 score is fit for purpose as a primary efficacy endpoint, the FDA recommended that the Company obtain HS patient input to help determine the validity of the IHS4 score. The FDA also indicated a reasonable primary endpoint would be the Hidradenitis Suppurativa Clinical Response Score 50 (HiSCR). InflaRx is now assessing different strategies for a potential pathway to regulatory approval for IFX-1 in the United States and plans to keep engaging with the FDA on next steps. Additionally, the Company requested scientific advice from the European Medicines Agency (EMA) about the European pathway for regulatory approval and received feedback in July 2020. Although the EMA noted certain considerations regarding the Company’s proposal, the EMA acknowledged that HiSCR response does not account for the clinical relevance of a reduction in draining fistulas and the effort to construct a new endpoint that better captures these changes was endorsed in principle.  According to the EMA, although HiSCR was used as an endpoint in previous studies, IHS4 could be an appropriate tool to evaluate the efficacy of a novel compound in HS. The Company is working diligently to address the additional feedback received from the EMA and analyzing the most appropriate strategy for its Phase III development in Europe.

On June 17, 2020, the Company announced interim results from the first 30 patients treated in the adaptive randomized Phase II/III trial in patients with severe COVID-19 induced pneumonia. The Phase II part of the study evaluated IFX-1 treatment plus best supportive care compared to best supportive care alone for up to 28 days. Relative change in the oxygenation index at day 5 showed no differences between treatment groups. However, IFX-1 treatment was associated with a lower 28-day all-cause mortality when compared to the best supportive care group, along with trends in disease improvement, as evidenced by fewer patients experiencing renal impairment assessed by estimated glomerular filtration rates, more patients showing reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations. In IFX-1-treated patients, pulmonary embolisms reported as serious adverse events were lower compared to the best supportive care arm. Also, a temporary increase of D-dimer levels, as potential expression of induction of blood clot lysis, was detected in the first days after initiation of IFX-1 treatment. The data was published in The Lancet Rheumatology on September 29, 2020. On September 14, 2020, the Company announced the start of the 360-patient global Phase III part of the Phase II/III trial with the initiation of the first clinical site in the Netherlands. In parallel, the German regulatory authority, the Paul-Ehrlich-Institute (PEI) also approved the Phase III clinical trial in Germany.  Additional sites in the US, EU, South America and other countries are planned. The primary endpoint of the study is 28-day all-cause mortality; key secondary endpoints will include assessment of organ support and disease improvement. An interim analysis is planned after enrollment of 180 patients, with a potential for an early stop for efficacy or futility. We expect enrollment of the first 180 patients by the end of the first quarter of 2021.

During the third quarter the Phase IIa open label trial of IFX-1 in PG continues to enroll patients in the higher dose groups. Additional clinical trial sites continue to be opened to support enrollment. Results from the higher dose groups are expected in 2021.

In the US IXPLORE clinical Phase II study of IFX-1 in AAV, all patients have completed treatment.  Data is expected in the first half of 2021. In the European Phase II IXCHANGE trial, Part 2 continues to enroll patients, with approximately half of the targeted 25 patients enrolled. Final results are expected in 2021.

During the third quarter the Company has advanced its preparatory activities for the Phase IIa oncology program, with expected initiation in the first half of 2021.

Research and Development Expenses

Research and development expenses have consisted principally of:

•
expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and share-based compensation expense based upon employees’ role within the organization; and

•	professional legal fees related to the protection and maintenance of our intellectual property.

We anticipate that our total research and development expenses in 2020 might decrease compared to 2019, due to lower contribution of expenses from the Phase IIb clinical development of IFX-1 in HS in 2020 since this study was completed in 2019. This reduction in expenses from the HS program was only partially offset by additional expenses incurred in the COVID-19 trial which was initiated in 2020. Our research and development expenses primarily relate to the following key programs:

•
IFX-1. We expect our expenses associated with IFX-1 will further increase in the remainder of 2020, compared to the level on September 30, 2020, as we will conduct the Phase III study in COVID-19, evaluate initiating a Phase III study in HS, conduct our Phase II clinical program of IFX-1 in patients with AAV and our Phase II clinical trial program in patients with PG and plan to initiate a Phase II clinical program in cancer along with potentially additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by investigating commercial scale production options.

•
IFX-2.  We are continuing preclinical development of IFX-2, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs for the production of preclinical material.

•
Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

In 2019, we incurred €44.6 million of research and development expenses. For the nine months ended September 30, 2020 and 2019, we incurred research and development expenses of €19.9 million and €33.6 million, respectively. The principal driver of the decrease in our research and development expenses was primarily due to no contribution of expense in the period from the Phase IIb clinical development of IFX-1 in HS since this study was completed in 2019 offset by the COVID-19 trial expenses. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment. Overall, research and development expenses are expected to increase over time as we advance the clinical development of IFX-1 and IFX-2 and further advance the research and development of our preclinical product candidates.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “Management’s discussion and analysis of financial condition and results of operations—Financial operations overview” in the Annual Report.

Results of Operations

The information below was derived from our condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these condensed consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Three Months Ended September 30, 2020 and 2019

	Three Months Ended September 30,
(in €)	2020	2019	Change
Operating Expenses
Research and development expenses	(5,246,536)	(13,405,646)	(8,159,110)
General and administrative expenses	(1,166,070)	(2,490,245)	(1,324,175)
Total Operating Expenses	(6,412,606)	(15,895,891)	(9,483,285)
Other income	3,471	126,559	123,088
Other expenses	(13)	(838)	(825)
Operating Result	(6,409,148)	(15,770,170)	(9,361,022)
Finance income	1,325,367	2,029,992	704,625
Finance expenses	(1,775,183)	(761,268)	1,013,915
Net Financial Result	(449,816)	1,268,725	1,718,541
Loss for the Period	(6,858,964)	(14,501,446)	(7,642,482)
Exchange differences on translation of foreign currency	(3,022,687)	4,988,141	8,010,828
Total Comprehensive Loss	(9,881,651)	(9,513,305)	368,346

Research and Development Expenses

	Three Months Ended September 30,
(in €)	2020	2019	Change
Third-party expenses	4,299,075	11,305,208	(7,006,133)
Personnel expenses	822,757	1,787,984	(965,227)
Legal and consulting fees	46,517	109,904	(63,387)
Other expenses	78,187	202,550	(124,363)
Total Research and development expenses	5,246,536	13,405,646	(8,159,110)

We use our employee and infrastructure resources across multiple research and development programs directed toward developing IFX-1 and IFX-2. We manage certain activities such as contract research and manufacturing of IFX-1 and our discovery programs through our third-party vendors.

Research and development expenses incurred for the three months ended September 30, 2020 decreased over the corresponding period in 2019 by €8.2 million. This decline was primarily due to lower contribution of expense in the period from the Phase IIb clinical development of IFX-1 in HS since this study was completed in 2019, offset by the COVID-19 trial expenses. These two factors led to €5.6 million of lower manufacturing costs which significantly contributed to an overall decline in third-party expenses of €7.0 million. The €0.9 million decrease in personnel expenses was mainly related to equity-settled share-based compensation.

General and Administrative Expenses

	Three Months Ended September 30,
(in €)	2020	2019	Change
Personnel expenses	72,862	1,679,433	(1,606,571)
Legal, consulting and audit fees	403,491	210,694	192,797
Other expenses	689,717	600,119	89,598
Total General and administrative expense	1,166,070	2,490,245	(1,324,175)

General and administrative expenses decreased by €1.3 million to €1.2 million for the three months ended September 30, 2020, from €2.5 million for the three months ended September 30, 2019. This decrease is attributable to lower expenses from equity-settled share-based compensation recognized in personnel expenses (€1.5 million). Additionally, legal, consulting and other expenses increased by €0.3 million to €1.1 million for the three months ended September 30, 2020, from €0.8 million for the three months ended September 30, 2019. In 2020, cost increases mainly resulted from higher D&O insurance and legal expenses.

Net financial result

	Three Months Ended September 30,
(in €)	2020	2019	Change
Finance income
Foreign exchange gains	1,230,281	1,593,818	(363,537)
Interest income	95,086	436,174	(341,088)
Total	1,325,367	2,029,992	(704,625)
Finance expenses
Foreign exchange losses	(1,891,188)	(756,758)	(1,134,430)
Other	116,005	(4,509)	120,514
Total	(1,775,183)	(761,267)	(1,013,916)
Net Financial Result	(449,816)	1,268,725	(1,718,541)

Net financial result decreased by €1.7 million to €(0.4) million for the three months ended September 30, 2020, from €1.3 million for the three months ended September 30, 2019. This decrease is mainly attributable to higher foreign exchange losses, which increased by €1.1 million and lower foreign exchange gains of €0.4 million while interest on marketable securities declined by €0.3 million. Other finance expenses for the three months ended September 30, 2020 include a €0.1 million gain from a reduction in the allowance for expected credit loss on marketable securities.

Comparison of the Nine Months Ended September 30, 2020 and 2019

	Nine Months Ended September 30,
(in €)	2020	2019	Change
Operating Expenses
Research and development expenses	(19,901,661)	(33,598,018)	(13,696,357)
General and administrative expenses	(6,057,767)	(9,439,080)	(3,381,313)
Total Operating Expenses	(25,959,428)	(43,037,098)	(17,077,670)
Other income	200,763	194,261	(6,502)
Other expenses	(9,184)	(83,907)	(74,723)
Operating Result	(25,767,849)	(42,926,744)	(17,158,895)
Finance income	3,593,803	4,527,952	934,149
Finance expenses	(2,951,147)	(1,211,366)	1,739,781
Net Financial Result	642,656	3,316,586	2,673,930
Loss for the Period	(25,125,193)	(39,610,157)	(14,484,964)
Exchange differences on translation of foreign currency	(2,761,792)	5,683,610	8,445,402
Total Comprehensive Loss	(27,886,985)	(33,926,548)	(6,039,563)

Research and Development Expenses

	Nine Months Ended September 30,
(in €)	2020	2019	Change
Third-party expenses	15,838,505	27,342,367	(11,503,862)
Personnel expenses	3,130,305	5,084,462	(1,954,157)
Legal and consulting fees	639,578	441,155	198,423
Other expenses	293,273	730,033	(436,761)
Total Research and development expenses	19,901,661	33,598,018	(13,696,357)

We use our employee and infrastructure resources across multiple research and development programs directed toward developing IFX-1 and IFX-2. We manage certain activities such as contract research and manufacturing of IFX-1 and our discovery programs through our third-party vendors.

Research and development expenses incurred for the nine months ended September 30, 2020 decreased over the corresponding period in 2019 by €13.7 million. This decline was primarily due to lower contribution of expense in the period from the Phase IIb clinical development of IFX-1 in HS since this study was completed in 2019, offset by the COVID-19 trial expenses. These two factors led to €6.6 million of lower manufacturing costs, which contributed to an overall decline in third-party expenses of €11.5 million. The €2.0 million decrease in personnel expenses is mainly related to equity-settled share-based compensation.

General and Administrative Expenses

	Nine Months Ended September 30,
(in €)	2020	2019	Change
Personnel expenses	2,881,445	5,878,393	(2,996,948)
Legal, consulting and audit fees	915,818	1,607,720	(691,902)
Other expenses	2,260,504	1,952,967	307,537
Total General and administrative expense	6,057,767	9,439,080	(3,381,313)

General and administrative expenses decreased by €3.4 million to €6.1 million for the nine months ended September 30, 2020, from €9.4 million for the nine months ended September 30, 2019. This decrease is largely attributable to lower expenses associated with equity-settled share-based compensation recognized in personnel expenses (€3.0 million). Furthermore, legal, consulting and other expenses decreased by €0.4 million to €3.2 million for the nine months ended September 30, 2020, from €3.6 million for the nine months ended September 30, 2019. In 2019, consulting expenses were higher due to a one-time strategic project in June 2019. Other expenses in 2020 include increased D&O insurance costs compared to the respective nine month period in 2019.

Net financial result

	Nine Months Ended September 30,
(in €)	2020	2019	Change
Finance income
Foreign exchange gains	2,748,961	2,222,175	526,786
Interest and other finance income	844,842	2,305,777	(1,460,935)
Total	3,593,803	4,527,952	(934,149)
Finance expenses
Foreign exchange losses	(2,861,894)	(1,191,544)	(1,670,350)
Other	(89,253)	(19,822)	(69,431)
Total	(2,951,147)	(1,211,366)	(1,739,781)
Net Financial Result	642,656	3,316,586	(2,673,930)

Net financial result decreased by €2.7 million to €0.6 million for the nine months ended September 30, 2020, from €3.3 million for the nine months ended September 30, 2019. This decrease is mainly attributable to higher foreign exchange losses, which increased by €1.7 million partially compensated with foreign exchange gains (€0.5 million) while interest on marketable securities declined by €1.5 million.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the nine months ended September 30, 2020, we incurred a net loss of €25.1 million. To date, we have financed our operations primarily through the sale of our securities. As of September 30, 2020, we had cash and cash equivalents of €44.8 million, plus financial assets of €50.8 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. Dollar term deposits. Our quoted debt securities have AAA credit ratings.

Cash Flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,
(in €)	2020	2019
Net cash used in operating activities	(26,802,196)	(26,995,930)
Net cash from/ (used in) investing activities	29,211,918	(2,846,193)
Net cash from/ (used in) financing activities	9,262,726	(207,500)
Cash and cash equivalents at the beginning of the period	33,131,280	55,386,240
Exchange gains on cash and cash equivalents	30,362	1,673,191
Cash and cash equivalents at the end of the period	44,834,089	27,009,808

Net Cash used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities decreased to €26.8 million in the nine months ended September 30, 2020, from €27.0 million in the nine months ended September 30, 2019. The decrease of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 was nearly offset by €12.3 million lower payments on trade liabilities in the nine months ended September 30, 2019.

Net Cash from Investing Activities

Net cash from investing activities increased by €32.1 million in the nine months ended September 30, 2020 mainly due to higher repayments from matured marketable securities in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Net Cash from/ (used in) Financing Activities

Net cash from financing activities increased by €9.5 million in the nine months ended September 30, 2020, due to €9.0 million net proceeds from the issuance of common shares under an at-the-market program and the exercise of share options, resulting in proceeds to the Company in the amount of €0.5 million.

Funding Requirements

We anticipate that our expenses increase in the next years in connection with our ongoing activities. In particular, we anticipate that we will continue and complete Phase II clinical trials in AAV and PG, continue planning Phase II clinical development in oncology, we may start Phase III clinical development in HS and we will continue to run the Phase III clinical trial in COVID-19.  Additionally, we may pursue additional indications as well. We also want to continue preclinical development of IFX-2. We plan to initiate new research and preclinical development efforts and we may seek marketing approval for any product candidates that we successfully develop and where we receive approval. If we commence a Phase III clinical development program with IFX-1 in HS, additional costs in connection with such development will be incurred. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “Risk factors” in the Annual Report.

Off-Balance Sheet Arrangements

As of September 30, 2020, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Management’s discussion and analysis of financial condition and results of operations—Off-balance sheet arrangements” in the Annual Report.

Contractual Obligations and Commitments

	September 30, 2020	December 31, 2019
	(in €)
Commitments for minimum payments in relation to non-cancellable operating contracts or services:
Within one year	24,729,914	10,602,651
After one year but not more than five years	17,882,940	13,844,857
More than five years	—	—
Total	42,612,854	24,447,508

Anticipated future expenses were converted with the exchange rate as of September 30, 2020 (1 Euro = 1.1708 USD), respectively December 31, 2019 (1 Euro = 1.1234 USD).

The increase of our contractual commitments within one year compared to December 31, 2019, is mainly caused by the initiation of the Phase III part in Q3-2020 of our adaptive randomized Phase II/III trial in patients with severe COVID-19 induced pneumonia.

The Group enters contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services.

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2020, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s discussion and analysis of financial condition and results of operations–Quantitative and qualitative disclosures about market risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s discussion and analysis of financial condition and results of operations—Critical judgments and accounting estimates” in the Annual Report.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates as of the specified testing date or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2020, our accumulated deficit was €159.5 million;

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the timing, progress and results of clinical trials of IFX-1 and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

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the timing of any submission of filings for regulatory approval of IFX-1 or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of IFX-1 for any indication;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for IFX-1 and any other product candidates, and the scope of such protection;

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whether the FDA, EMA or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

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the success of our future clinical trials for IFX-1 and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of IFX-1 or any other product candidates, if approved for commercial use;

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our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers for our planned future clinical trials;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for IFX-1;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize IFX-1 or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. KEY INFORMATION: - D. Risk factors” section of the Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.